EXHIBIT 99.1

Governmental Regulation and Licensing

The ownership and operation of casino gaming facilities are subject to extensive state, local, foreign, provincial or federal regulations. We are required to obtain and maintain gaming licenses in each of the jurisdictions in which we conduct gaming operations. The limitation, conditioning, suspension, revocation or non-renewal of gaming licenses, or the failure to reauthorize gaming in certain jurisdictions, would materially adversely affect our gaming operations in that jurisdiction. In addition, changes in law that restrict or prohibit gaming operations in any jurisdiction could have a material adverse effect on our financial position, results of operations and cash flows.

Statutes and regulations can require us to meet various standards relating to, among other matters, business licenses, registration of employees, floor plans, background investigations of licensees and employees, historic preservation, building, fire and accessibility requirements, payment of gaming taxes, and regulations concerning equipment, machines, chips, gaming participants, and ownership interests. Civil and criminal penalties, including shutdowns or the loss of our ability to operate gaming facilities in a particular jurisdiction, can be assessed against us and/or our officers to the extent of their individual participation in, or association with, a violation of any of the state or local gaming statutes or regulations. Such laws and regulations apply in all jurisdictions in which we may do business. Management believes that we are in compliance with all applicable gaming and non-gaming regulations.

Our current renewal schedules are listed below:

•	Colorado – every two years, with the next renewals scheduled for 2023 at both properties;
•	West Virginia – every year;
•	Missouri –every four years, with the next renewal scheduled for 2022;
•	Canada – every five years, with the next renewals scheduled for 2025 at all properties; and
•	Poland – every six years, with the next license expiring in September 2022.

In Poland, gaming licenses are granted for six-year periods and are not renewable. When a gaming license in Poland expires, any gaming company can apply for the license and there can be no guarantee that we will be granted a new license at our existing casinos.

United States

Colorado

The ownership and operation of gaming facilities in Colorado are subject to extensive state and local regulations. Licenses must be obtained from the Colorado Limited Gaming Control Commission (the “Gaming Commission”) prior to offering limited gaming to the public in the State of Colorado. In addition, the Division of Gaming (the “DOG”) within the Colorado Department of Revenue, licenses, implements, regulates, and supervises the conduct of limited stakes gaming. The Director of the DOG, under the supervision of the Gaming Commission, has been granted broad powers to ensure compliance with the laws and regulations. The Gaming Commission, DOG and DOG Director are collectively referred to as the “Colorado Gaming Authorities.”

The laws, regulations, and internal control minimum procedures of the Colorado Gaming Authorities seek to maintain public confidence and trust that licensed limited gaming is conducted honestly and competitively, that the rights of the creditors of licensees are protected, and that gaming is free from criminal and corruptive elements. The Colorado Gaming Authorities’ stated policy is that public confidence and trust can be maintained only by strict regulation of all persons, locations, practices, associations, and activities related to the operation of the licensed gaming establishments and the manufacture and distribution of gaming devices and equipment.

The Gaming Commission is empowered to issue 11 types of licenses. In order to operate a casino, an operator is required to obtain a retail gaming license. Further, under Colorado gaming regulations, no person or entity can have an ownership interest in more than three retail licenses. We currently operate under the maximum of three retail gaming licenses in Colorado (Century Casino & Hotel in Cripple Creek operates under two gaming licenses). In addition, the Gaming Commission has broad discretion to revoke, suspend, condition, limit or restrict the licensee at any time.

EXHIBIT 99.1

Our Colorado casinos must meet specified architectural requirements and must not exceed specified gaming square footage limits as a total of each floor and the full building. Colorado casinos may operate 24-hours a day, and may permit only individuals 21 or older to gamble in the casino. Colorado law permits slot machines, video table games and live table games with no maximum single betting limits. Colorado casinos may not provide credit to gaming patrons.

The Colorado constitution permits a gaming tax of up to 40% on adjusted gross proceeds (“AGP”), and voter approval is required for any increase to this gaming tax rate. The current gaming tax in Colorado established by the Gaming Commission is a graduated rate of 0.25% to 20% on AGP, where casinos pay a higher percentage as their AGP increase.

Colorado law requires that every officer, director or stockholder holding a 5% or greater interest or controlling interest of a publicly traded corporation, or owner of an applicant or licensee, shall be a person of good moral character and submit to and pay the cost of a full background investigation conducted by the Gaming Commission. Persons found unsuitable by the Gaming Commission may be required to immediately terminate any interest in, association or agreement with, or relationship to, a gaming licensee. A finding of unsuitability with respect to any officer, director, employee, associate, lender or beneficial owner of a licensee or applicant may also jeopardize the licensee’s retail license or applicant’s license application. Licenses may, however, be conditioned upon termination of any relationship with unsuitable persons.

We may not issue any voting securities except in accordance with the provisions of the Colorado Limited Gaming Act (the “CLGA”) and the regulations promulgated thereunder. The issuance of any voting securities in violation of the CLGA will be void, and the voting securities will be deemed not to be issued and outstanding. No voting securities may be transferred, except in accordance with the provisions of the CLGA and the regulations promulgated thereunder. Any transfer in violation of these provisions will be void. If the Gaming Commission at any time determines that a holder of our voting securities is unsuitable to hold the securities, then we may, within sixty (60) days after the finding of unsuitability, purchase the voting securities of the unsuitable person at the lesser of (a) the cash equivalent of such person’s investment, or (b) the current market price as of the date of the finding of unsuitability, unless such voting securities are transferred to a suitable person within sixty (60) days after the finding of unsuitability. Until our voting securities are owned by persons found by the Gaming Commission to be suitable to own them, (a) we are not permitted to pay any dividends or interest with regard to the voting securities, (b) the holder of such voting securities will not be entitled to vote, and the voting securities will not for any purposes be included in the voting securities entitled to vote, and (c) we may not pay any remuneration in any form to the holder of the voting securities, except in exchange for the voting securities.

In November 2019, Colorado voters passed Proposition DD legalizing sports betting in Colorado. Sports betting began in May 2020. Only a limited number of master licenses to conduct sports betting are available, and only persons or entities such as our Company currently licensed to conduct limited gaming are eligible to hold the licenses. A master license entitles the licensee to contract with a licensed sports betting operator or internet sports betting operator, or both, for the operation of sports betting. The law allows licensees to offer mobile and online sports betting within the state borders. There is no betting limit on sports betting, and the operator sets betting amounts for each sporting event. We hold three retail gaming licenses in Colorado, and as a result we can hold three master licenses for sports betting in Colorado. We have agreements with three partners to offer sports betting through an online/mobile platform. The tax will be 10% of the net proceeds of sports betting activity, which will fund implementation of the state water plan and other public purposes.

Missouri

Operating a riverboat gaming facility and conducting gambling activities in Missouri are subject to extensive regulation under the Missouri Riverboat Gambling Act (“MRGA”). The Missouri Gaming Commission (the “MGC”) is charged, under the MRGA, with regulatory authority over riverboat gaming operations in Missouri, including the issuance of gaming licenses to owners, operators, suppliers and certain affiliates of riverboat gaming facilities.

EXHIBIT 99.1

The MGC is empowered to issue six types of licenses: (i) Class A, (ii) Class B, (iii) supplier or temporary supplier, (iv) key business entity, (v) key person, and (vi) occupational. Our Missouri properties each hold a Class B license and Century Casinos, Inc. holds a Class A license. To be licensed, companies and key persons are required to complete an application comprised of comprehensive questions regarding the nature and suitability of the applicant. Applicants submitting a Riverboat Gaming Application requesting a Class A license, issued to the parent organization or controlling entity, or Class B license, issued to conduct gambling activities at a specific riverboat gaming operation, undergo an extensive background investigation by the MGC. In addition, each key person associated with, and certain key business entities closely related to, the applicant (including directors, officers, managers and owners of a significant direct or indirect interest in the Class A or Class B licensee) must also be licensed and undergo a substantial background investigation. An applicant for a Class A or Class B license will not receive a license if the applicant and its key persons, including key business entities, have not established good repute and moral character, and no licensee may either employ or contract with any person who has pled guilty to, or been convicted of, a felony, to perform any duties directly connected with the licensee’s privileges under a license granted by the MGC. Every employee participating in a riverboat gaming operation must hold an occupational license. In addition, the MGC issues supplier's licenses, which authorize the supplier licensee to sell or lease gaming equipment and supplies to any licensee involved in the operation of gaming activities. Class A and Class B licensees may not be licensed as suppliers.

In determining whether to grant and allow the continued possession of a gaming license, the MGC considers the following factors, among others: (i) the integrity of the applicant; (ii) the types and variety of games the applicant may offer; (iii) the quality of the physical facility, together with improvements and equipment; (iv) the financial ability of the applicant to develop and operate the facility successfully; (v) the status of governmental actions required by the facility; (vi) the management ability of the applicant; (vii) compliance with applicable statutes, rules, charters and ordinances; (viii) the economic, ecological and social impact of the facility as well as the cost of public improvements; (ix) the extent of public support or opposition; (x) the plan adopted by the home dock city or county; and (xi) effects on competition.

Class A and Class B licenses must be renewed each year for the first two years followed by four-year terms. In conjunction with each renewal, the MGC may conduct an additional investigation of the licensee. The MGC also possesses the right to periodically conduct a comprehensive investigation on any licensee at any time following the date on which the last comprehensive investigation was conducted. The MGC also licenses the serving of alcoholic beverages on riverboats and related facilities operated by the Class A or Class B licensees.

A licensee is subject to the imposition of penalties, suspension or revocation of its license for any act that is injurious to the public health, safety, morals, good order and general welfare of the people of the State of Missouri, or that would discredit or tend to discredit the Missouri gaming industry or the State of Missouri, including without limitation: (i) failing to comply with or make provision for compliance with the MRGA, the rules promulgated thereunder or any related federal, state or local law or regulation; (ii) failing to comply with any rules, order or ruling of the MGC or its agents pertaining to gaming; (iii) receiving goods or services from a person or business entity who does not hold a supplier's license but who is required to hold such license by the MRGA or the rules; (iv) being suspended or ruled ineligible or having a license revoked or suspended in any state or gaming jurisdiction; (v) associating with, either socially or in business affairs, or employing persons of notorious or unsavory reputation or who have extensive police records, or who have failed to cooperate with any officially constituted investigatory or administrative body and would adversely affect public confidence and trust in gaming; (vi) employing in any Missouri gaming operation any person known to have been found guilty of cheating or using any improper device in connection with any gambling game; (vii) use of fraud, deception, misrepresentation or bribery in securing any license or permit issued pursuant to the MRGA; (viii) obtaining any fee, charge or other compensation by fraud, deception or misrepresentation; and (ix) incompetence, misconduct, gross negligence, fraud, misrepresentation or dishonesty in the performance of the functions or duties regulated by the MRGA.

EXHIBIT 99.1

Any transfer or issuance of ownership interests in a publicly held gaming licensee or its holding company that results in an entity or group of entities acting in concert owning, directly or indirectly, an aggregate ownership interest of 5% or more in the gaming licensee must be reported to the MGC within seven days. Further, any pledge or hypothecation of, or grant of a security interest in, 5% or more of the ownership interest in a publicly held gaming licensee or its holding company must be reported to the MGC within seven days. The MGC will impose certain licensing requirements upon a holder of an aggregate ownership interest of 5% or more in a publicly-traded Missouri Class A or Class B licensee, unless exemptions or waivers are obtained. No investor may increase holdings above 25% without triggering a change in control that requires prior approval by the MGC. In addition, any sale, transfer or lease of a Class B licensee's real estate (outside of the normal course of business) shall trigger a change in control that requires prior approval by the MGC.

Riverboat gaming activities may only be conducted on, or within 1,000 feet of the main channel of, the Missouri River or Mississippi River. Minimum and maximum wagers on games are set by the licensee, and wagering may be conducted only with a cashless wagering system. No person under the age of 21 is permitted to wager, and wagers may only be taken from a person present on a licensed excursion gambling boat.

The MRGA imposes a 21% wagering tax on adjusted gross receipts (generally defined as gross receipts less winnings paid) from gambling games. The tax imposed is to be paid by the licensee to the MGC within two days after the day when the wagers were made. Of the proceeds of the wagering tax, 10% of such proceeds go to the local government where the home dock is located, and the remainder goes to the State of Missouri. The MRGA also requires that licensees pay a two dollar admission tax to the MGC for each person admitted to a gaming cruise. One dollar of the admission fee goes to the State of Missouri, and one dollar goes to the home dock city in which the licensee operates.

In addition to all other regulations generally applicable to the gaming industry, our riverboat casino is also subject to regulations applicable to barges, floating platforms and vessels operating on navigable waterways, including regulations of the U.S. Coast Guard, or alternative inspection requirements. These requirements set minimum standards for floating platform and hull integrity established through periodic inspections, including the physical inspection of the outside hull, and establish other mechanical and operations rules. In addition, the riverboat casinos may be subject to future U.S. Coast Guard regulations, or alternative security procedures, designed to increase homeland security, which could affect our property and require significant expenditures to bring our property into compliance.

West Virginia

The operation and management of casinos and racetracks are subject to extensive regulation by the West Virginia Racing Commission (the "WVRC") and the West Virginia Lottery Commission (the "WVLC"). The racing and pari-mutuel wagering activities are licensed and regulated by the WVRC. Racetrack video lottery games and lottery racetrack table games are licensed and regulated by the WVLC. Holding a valid racing license is required in order to be issued and hold a racetrack video lottery license and a lottery racetrack table games license cannot be issued unless the applicant for the license holds a racetrack video lottery license.

Horse Racing and Pari-Mutuel Wagering

The WVRC is comprised of three members appointed by the Governor of West Virginia who regulate live racing, simulcast racing, televised racing and pari-mutuel wagering. Racing and pari-mutuel wagering are governed by the applicable West Virginia statutes and legislative rules promulgated by the WVRC.  Licenses are renewed annually unless the WVRC rejects the application for renewal for good cause. As part of its application for renewal of its license, the licensee must disclose substantial information to the WVRC and notify the WVRC of changes in material information during the license year. The licensee pays an annual license tax as well as daily license taxes and pari-mutuel wagering taxes to the WVRC. Licenses are not transferable. The WVRC approves live racing days as well as simulcast and televised racing. The WVRC has broad powers to investigate, monitor and oversee all aspects of racing and pari-mutuel wagering.

EXHIBIT 99.1

All employees of a licensed racetrack, including but not limited to those engaged in racing and/or pari-mutuel wagering must have permits issued by the WVRC before they engage in employment in any position, including a racing or pari-mutuel wagering occupation. The WVRC may suspend, revoke or not renew licenses and permits in the event the licensee or permit holder violates the racing statutes or rules promulgated by the WVRC. The WVRC may require fingerprints and background checks from all applicants for a permit as well as from officers, board members and key employees of the licensee.

Regulations governing our horse racing operations are generally administered separately from the regulations governing gaming operations, with separate licenses and license fee structures. The racing authorities responsible for regulating our racing operations have broad oversight authority, which may include: annually reviewing and granting racing licenses and racing dates; approving the opening and operation of off-track wagering facilities; approving simulcasting activities; licensing all officers, directors, racing officials and certain other employees of a racing licensee; and approving certain contracts entered into by a racing licensee affecting racing, pari-mutuel wagering, account wagering and off-track wagering operations.

We are subject to various federal, state and local environmental, health and safety laws and regulations that govern activities that may have adverse environmental effects.  These laws and regulations are complex and frequently subject to change. Our horse racing facility is subject to laws and regulations that address the impacts of manure and wastewater generated by Concentrated Animal Feeding Operations (“CAFO”) on water quality, including, but not limited to, storm water discharges. CAFO regulations include permit requirements and water quality discharge standards. Enforcement of CAFO regulations has been receiving increased governmental attention. Compliance with these and other environmental laws can, in some circumstances, require significant capital expenditures. We may be required to manage, abate, remove or contain manure and wastewater generated by concentrated animal feeding operations due to our racetrack operations. Moreover, violations can result in significant fines or penalties and, in some instances, interruption or cessation of operations.

Racetrack Video Lottery

Racetrack video lottery is regulated by the WVLC, which is comprised of seven members appointed by the Governor of West Virginia, including the executive director of the WVLC (the "WV Executive Director"). The WVLC has promulgated rules approved by the West Virginia legislature under which racetrack video lottery games are played and conducted.

Under West Virginia law, a company’s racetrack video lottery license is not transferrable. Additionally, the transfer of more than five percent of the equity interest, or voting interest, in the licensee must be approved by the WVLC before the transfer is finalized.

In order to lawfully conduct racetrack video lottery games,  the licensee must maintain its racing license issued by the WVRC as well as its racetrack video lottery license. Only the holder of a racing license is authorized to hold a racetrack video lottery license. In applying for a video lottery license, the licensee must present WVLC evidence of agreements regarding the proceeds from video lottery terminals, between the licensee and the representative of a majority of the horse owners and trainers, the representative of a majority of the pari-mutuel clerks, and the representative of a majority of the breeders at the racetrack. The  racetrack video lottery license is renewed annually and the licensee must disclose substantial information to the WVLC and notify the WVLC of changes in material information during the license year. Employees involved with racetrack video lottery gaming are also required to obtain and maintain a license from the WVLC prior to being involved in racetrack video lottery gaming. An application for a racetrack video lottery gaming employee license may be denied if the applicant has been convicted of certain offenses involving moral turpitude, illegal gambling, fraud or misrepresentation or if the person is not qualified for the position for which the application for a license is submitted.

The WVLC and the WV Executive Director have discretion to suspend, revoke or reconsider the application for the licensee’s racetrack video lottery license. The racetrack video lottery license is subject to suspension, revocation or nonrenewal as provided for in the racetrack video lottery statutes and rules of the WVLC. Civil money penalties and criminal penalties may be imposed for certain violations of the lottery statutes and rules of the WVLC.

EXHIBIT 99.1

The WVLC and the WV Executive Director have broad powers under the racetrack video lottery statutes to investigate and monitor racetrack video lottery operations. All racetrack video lottery terminals in operation for play must be connected to the WVLC's computer system. The WV Executive Director and employees of the WVLC may at any time examine, inspect, test or access for any purposes all records, files, equipment, other documents, video lottery terminals, and hardware and software used in connection with video lottery. The WVLC also has the power and authority, for good cause and without notice or a warrant, at any time, to perform a wide range of inspections of the licensee.

Pursuant to the racetrack video lottery statutes, Mountaineer receives a commission equal to 46.5% of the net terminal income from the play of racetrack video lottery games. "Net terminal income" is generally defined as credits played less video lottery prize winnings, less an amount deducted by the WVLC to reimburse the WVLC for its actual costs for administering racetrack video lottery at the licensed racetrack.

Additionally, the West Virginia legislature has established a fund for modernization of racetrack video lottery terminals into which the WVLC annually deposits a portion of the amount it retains for administration of racetrack video lottery games.  A licensee may draw annually from its account matching dollars to help pay the expense of upgrading and modernizing its racetrack video lottery terminals. For every two dollars a licensee spends on certain equipment, it is authorized to receive one dollar in recoupment from the fund. In the event there remains a balance unspent by a licensee at the end of the year, that amount may be carried forward for one year, after which such amount reverts to the West Virginia State Lottery Fund. The West Virginia Licensed Racetrack Modernization Fund is currently authorized to be funded through the fiscal year ending June 30, 2030.

Lottery Racetrack Table Games

Lottery racetrack table games are regulated by the WVLC.  The WVLC has promulgated rules approved by the West Virginia legislature under which lottery racetrack table games are played. Under West Virginia law, a licensee’s lottery racetrack table games license is not transferrable. Additionally, the transfer of more than five percent of the equity interest or voting interest in a licensee or any parent corporation or holding company must be approved by the WVLC before the transfer is finalized.

In order to lawfully conduct lottery racetrack table games, a licensee must maintain its racing license issued by the WVRC and its racetrack video lottery license issued by the WVLC as well as its lottery table games license. Only the holder of a racing license and a racetrack video lottery license is authorized to hold a lottery racetrack table games license. The lottery racetrack table games license is renewed annually and the licensee must disclose substantial information to the WVLC and notify the WVLC of changes in material information during the license year. Employees involved with lottery racetrack table games are also required to obtain and maintain a license from the WVLC prior to being involved in racetrack table gaming activity. An application for a racetrack video lottery gaming employee license may be denied if the applicant has been convicted of certain offenses involving moral turpitude, illegal gambling, fraud or misrepresentation or if the person is not qualified for the position for which the application for a license is submitted.

The WVLC and the WV Executive Director have the discretion to suspend, revoke or reconsider a licensee’s lottery racetrack table games license. The license is subject to suspension, revocation or nonrenewal as provided for in the lottery racetrack table games statutes and rules of the WVLC. Civil money penalties and criminal penalties may be imposed for certain violations of the lottery statutes and rules of the WVLC. The license may also be revoked if any officer or director or any employee engaged in gaming activity, or any officer or director or key employee of any parent corporation or holding company is convicted of criminal violations that may negatively impact the integrity of the West Virginia Lottery, or if any of them have experience, character or general fitness that the WV Executive Director believes would be inconsistent with the public interest, convenience or trust.

The WVLC and the WV Executive Director have broad powers under the lottery racetrack table game statutes to investigate and monitor racetrack table game operations. The WV Executive Director and employees of the WVLC may at any time examine, inspect, test or access for any purposes all records, files, equipment, and other documents used in connection with lottery racetrack tables games operation and play.

EXHIBIT 99.1

Pursuant to the lottery racetrack table games statute, a licensee must annually pay to the WVLC a lottery racetrack table games license fee of $2.5 million that is due when the application for renewal is filed with the WVLC. Additionally,  a licensee pays  a weekly tax equal to 35% of the adjusted gross receipts from table game activity during the preceding week.

Canada

Alberta Gaming, Liquor and Cannabis Commission (“AGLC”)

Gaming in Alberta is governed by the provincial government. The AGLC administers and regulates the gaming industry in Alberta. The AGLC operates in accordance with the Gaming and Liquor Act, the Gaming and Liquor Regulation and the Criminal Code of Canada.

The AGLC requires all gaming operations to be licensed but only allows a certain number of licenses to be granted. As of December 31, 2021, all available licenses had been granted. In January 2022, the AGLC ended a moratorium on new casinos and Racing and Entertainment Centers (“RECs”).  Applicants for a gaming license must submit an application and run through a detailed approval process. The AGLC will also perform a market analysis for the area in which the proposed casino will be located. Following the approval of the board of the AGLC, the applicant may operate the casino applied for in accordance with federal and provincial legislation, regulation, and policies as well as the municipal requirements, permits, licenses and authorization relating to the casino. The AGLC monitors the casino operator and its compliance with all requirements. In the event of a violation of such requirements, civil and criminal charges can be assessed. The failure or inability of our casinos, or the failure or inability of others associated with these casinos, to maintain necessary gaming licenses or approvals for our casinos would have a material adverse effect on our operations in Alberta.

The AGLC allows casinos to operate slot machines and table games a daily maximum of 17 consecutive hours commencing at 10:00 a.m. and ending no later than 3:00 a.m. and to operate casino poker rooms 24 hours a day. As of December 1, 2021, casinos are allowed to operate slot machines 24 hours a day. Casinos and RECs may permit only individuals 18 or older to gamble in the casino. The AGLC permits slot machines, video lottery terminals, baccarat, blackjack, prop games, poker, craps and roulette. There is a maximum single bet of $2,000 on table games and a maximum table aggregate bet of $12,000 on baccarat. There is also a maximum denomination bet of $5 for slot machines with a maximum single bet of $125.

The AGLC provides casinos with slot machines, slot technicians and personnel to administer table game, cashier cage and currency counts. In return, casino licensees provide the AGLC with a place to operate slot machines, market the casinos, and provide table game dealers, slot attendants, security and surveillance. Casino licensees do not incur lease expenditures to the AGLC. In lieu of these lease expenses and other expenses associated with operating slot machines (i.e. equipment and personnel), casino licensees retain only a portion of net sales. Net sales, as defined by the AGLC, are calculated as cash played, less cash won, less the cost to lease the equipment, if applicable. At our Edmonton, St. Albert and Calgary casinos, the AGLC retains 85% of slot machine net sales, of which it allocates 15% to charities designated by the AGLC and 70% to the Alberta General Fund. At Century Downs Racetrack and Casino (“Century Downs” or “CDR”) and Century Mile Racetrack and Casino (“Century Mile” or “CMR”), the AGLC retains 35% of slot machine net sales, which are allocated to the General Revenue Fund. For all table games, excluding poker and craps, we are required to allocate 50% of our net win to a charity designated by the AGLC, with the exception of Century Casino St. Albert, from which we allocate 35% of our net win to a charity designated by the AGLC. For poker and craps, we are required to allocate 25% of our net win to the charity. We record our revenue net of the amounts retained by the AGLC or allocated to the AGLC-designated charity or the Alberta General Fund.

Horse Racing Alberta (“HRA”)

HRA was formed in June 2002 to facilitate long term industry renewal for horse racing. The objectives of HRA are to govern, direct, control, regulate, manage, market and promote horse racing in any or all of its forms; to protect the health, safety and welfare of racehorses and, with respect to horse racing, the safety and welfare of racing participants and racing officials; and to safeguard the interest of the general public in horse racing.

EXHIBIT 99.1

HRA requires all horse racing operators to be licensed. A licensed operator is responsible for the general supervision of horse races at its facilities but must not interfere with the proper performance of the functions and responsibilities of racing officials. Only individuals 18 or older may place a bet on horse races. HRA also prohibits racing officials, HRA employees, jockeys, drivers of horses and any employee of any of them from betting on a race, encouraging others to bet on a race on their behalf or owning a pari-mutuel ticket. A licensed owner of a horse, its trainer and any authorized agent or employee of such owner or trainer may not bet or encourage others to place a bet on their behalf on a horse other than the horse owned or trained by such licensed owner or trainer.

A licensed operator must also provide and maintain a suitable racetrack, file with HRA a certificate of measurement of the track and provide services at race meetings, including first aid and ambulance facilities. HRA must approve the equipment, facility and any services the operator will provide. HRA also requires a licensed operator to establish and maintain complete records of each horse race conducted by the operator.

The HRA’s portion of slot machine net sales retained from Century Downs and Century Mile, which is currently 21.25%, is used to fund animal welfare programs, purses, breed improvement programs, marketing, administration and backstretch programs. For off-track betting and live racing wagers, CDR and CMR retain approximately 21.5% of each bet, from which they will distribute 5.4% to the HRA, 0.8% to the Canadian Pari-Mutuel Agency and use the remainder to pay expenses related to the conduct of pari-mutuel wagering.

Poland

Gaming in Poland is governed by the Minister of Finance, who operates in accordance with Polish gaming law and has the authority to grant casino licenses. Polish gaming law was enacted in 1992. Key items included in Polish gaming law include the following requirements:

•	Slot arcades and online gaming are operated through a state-run company;
•	A maximum of 70 slot machines are allowed per casino;
•	Licenses are not renewable, and licensees must reapply for a license once their current six-year license has expired;
•	The gaming tax rate assessed on gross gaming revenue is 50%; and
•	Poker cash games are prohibited in Poland, except for authorized poker tournaments.

Casino licenses in Poland are currently limited to 52 and are subject to regional limitations. The number of casino licenses can be increased or decreased due to population increases or changes to the voivodships in Poland. Before a casino license expires, the Minister of Finance notifies the public of its availability, and those interested can submit an application for the casino license. Applicants for a gaming license must complete a detailed approval process. Following approval from the Minister of Finance, there is a period in which applicants can appeal the decision. Once the license is awarded, the applicant may operate the casino for six years. The Minister of Finance monitors the casino operator and its compliance with all requirements. In the event of a violation, the Minister of Finance can assess charges and, in certain cases, withdraw casino licenses.

Corporate and Other

Cruise Ships

The casinos onboard the cruise ships operate in international waters and are not regulated by any national or local regulatory body. However, we follow standardized rules and practices in the daily operation of the casinos.